VIA EDGAR

May 26, 2017

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Welltower Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 22, 2017

File No. 001-08923

Form 8-K

Filed February 22, 2017

File No. 001-08923

Dear Ms. Monick:

The purpose of this letter is to respond to the comments raised in your letter addressed to Welltower Inc. (the “Company”) dated May 12, 2017. Our response to each comment is set forth below and, as indicated below, a disclosure will be included in future periodic filings, amendments and updates thereto or future proxy statements, as the case may be.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

NOI Reconciliation, page 59

1.	We note your response to our prior comment 3. Please note the presentation of the total segment profit or loss measure in any context other than the ASC 280 required reconciliation in the footnote is considered a presentation of a non-GAAP financial measure. In future filings, please revise your NOI reconciliation to comply with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K. Please refer to Question 104.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

May 26, 2017

RESPONSE:

In future Exchange Act filings, earnings releases and supplements beginning with the three months ended June 30, 2017, we will revise our NOI reconciliations to comply with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K to reconcile to net income.

Notes to Consolidated Financial Statements

General

2.	We note your response to our prior comment 4 and your conclusion that Sunrise Senior Living is a related party due to your minority share equity ownership in Sunrise Senior Living. Please explain to us in greater detail how you determined that you do not have any material related party transactions with respect to your relationship with Sunrise Senior Living that would trigger disclosure requirements under Item 4-08(k) of Regulation S-X or ASC 850-10-50. Your response should address, but not necessarily be limited to, how you determined it was unnecessary to disclose (1) the transaction in which you acquired an equity interest in Sunrise Senior Living, (2) your percentage ownership interest in Sunrise Senior Living, and (3) the terms of the management agreement with Sunrise Senior Living. Also, your response should address how you determined it was unnecessary to disclose transactions with Sunrise Senior Living on the face of your financial statements, including, but not limited to, management fee consideration.

RESPONSE:

We have previously disclosed information regarding our relationship with the Sunrise Senior Living management company (“Sunrise”) in prior filings around the time of the relevant transactions. On January 9, 2013, we completed our merger and acquisition of Sunrise Senior Living, Inc., including a portfolio of properties and a 20% ownership interest in Sunrise (collectively the “Sunrise Merger”). We disclosed the Sunrise Merger, including our 20% ownership interest in Sunrise, in each of the three Quarterly Reports on Form 10-Q and the Annual Report on Form 10-K for the year ended December 31, 2013. In April 2014, we acquired an additional 4% ownership interest in Sunrise and we disclosed this in our Quarterly Report on Form 10-Q for the three months ended June 30, 2014. We have continued to own 24% of Sunrise as of our most recent filings. We will disclose any increase or decrease in our ownership interest in Sunrise in Exchange Act filings covering the period in which such increase or decrease occurs.

We are party with Sunrise to various management agreements pursuant to which Sunrise manages certain of our facilities for a management fee. We determined it was not necessary to disclose the terms or amounts related to these related party transactions with Sunrise based on our evaluation of materiality considerations. We evaluate the management fees paid to and our investment in Sunrise based on a variety of metrics. For the year ended December 31, 2016, our fees paid to Sunrise pursuant to the various management agreements, which are based on a percentage of revenues generated by the properties under management, represented approximately 2% of our total property operating expenses, 1% of our total expenses, 3.5% of our net income and 2.4% of our FFO attributable to common stockholders and our investment in Sunrise represented less than 0.1% of our total assets as of December 31, 2016. We determined that such amounts were not material to warrant disclosure on the face of the financial statements or in the footnotes. We continuously evaluate the management fees paid to Sunrise and will provide disclosure in future Exchange Act filings if such fees become material.

May 26, 2017

Form 8-K filed February 22, 2017

Exhibit 99.1

FFO Reconciliation, page 10

SSNOI and REVPOR Reconciliations, page 11

3.	We note your response to our prior comment 7 and that your response and revisions only address a portion of our comment; as such, we partially reissue our comment. We note the adjustments line item to arrive at SHO same store revenues. Please revise your disclosure in future filings to provide disaggregated information for these adjustments. This comment also applies to the presentation on page 27 of exhibit 99.2.

RESPONSE:

In future earnings releases and supplements beginning with the three months ended June 30, 2017, we will revise the referenced reconciliations to disaggregate the adjustments line item to arrive at SHO same store revenues.

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We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Senior Vice President & Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours, Welltower Inc.

By:	/s/ Scott A. Estes
Name:	Scott A. Estes
Title:	Executive Vice President – Chief Financial Officer

cc:	Paul D. Nungester, Senior Vice President & Controller, Welltower Inc.

Matthew McQueen, Senior Vice President – General Counsel & Corporate Secretary, Welltower Inc.

Mary Ellen Pisanelli, Esq., Shumaker, Loop & Kendrick, LLP